Solidion Technology, Inc.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

VIA EDGAR

June 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solidion Technology, Inc.
Registration Statement on Form S-1
File No. 333-278700

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solidion Technology, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on June 17, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Jaymes Winters
Jaymes Winters, Chief Executive Officer